Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road
Central, Hong Kong
(852) 3427 3177

October 30, 2007

Mark Shuman
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Titanium Group Limited
Registration Statement on Form S-1
File No. 333-142578

Dear Mr. Shuman:

On behalf of Titanium Group Limited, I hereby request acceleration of the effective date of the above-referenced registration statement to 10:00 a.m., Eastern Time, November 1, 2007, or the earliest practicable date thereafter.

In making this request, Titanium Group Limited (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jason Ma

Jason Ma
Chief Executive Officer